SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: January 2006

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                      No      X

Attached:

-	Statement regarding evaluation to delist

In an interview published on January 11, 2006 in Klaus J. Jacobs, Chairman and CEO of Adecco S.A., stated in HandelsZeitung, a Swiss newspaper published in German language that the company is evaluating whether to delist from the New York Stock Exchange. If the company were to delist its American Depositary Shares, it would also seek to terminate its U.S. reporting obligations. However, no final decisions have been made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 13 January 2006	By:	/s/ Jim Fredholm
Jim Fredholm
Chief Financial Officer

Dated: 13 January 2006	By:	/s/ Hans R. Brütsch
Hans R. Brütsch
Corporate Secretary